Exhibit 99.1

Jeffs’ Brands: KeepZone AI Enters into a Distribution Agreement with Advanced Vehicle and Threat Detection Systems Developer

Tel Aviv, Israel, Jan. 16, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into a non-exclusive distribution agreement (the “Agreement”) with STI Ltd. (“STI”), an Israeli developer of specialized homeland security technologies. The Agreement adds to KeepZone’s growing portfolio of integrated security solutions, with a focus on under-vehicle inspection systems, explosives detection devices, and other advanced threat detection tools.

Pursuant to the Agreement, KeepZone will act as a non-exclusive distributor for STI’s products in Canada and Mexico. The Agreement includes provisions for temporary, customer-specific exclusivity periods of up to six months for pre-approved customers, allowing KeepZone to approach key government and security agencies without competition from other distributors during that time. Approved customers include major entities such as Canada’s Department of National Defence, Royal Canadian Mounted Police and Mexican agencies like the Secretaría de la Defensa Nacional and Guardia Nacional. This strategic focus targets high-value sectors, including border security, counter-terrorism, and critical infrastructure protection.

STI’s products complement KeepZone’s existing offerings by providing robust ground-level detection capabilities. Key technologies include:

●	Under Vehicle Inspection Systems: Advanced scanners for identifying hidden threats in vehicle undercarriages, ideal for border crossings and secure facilities.

●	Explosives Detectors: Handheld and stationary devices using vapor and gas chromatography for rapid, accurate identification of explosive materials.

This strategic partnership builds on KeepZone’s recent expansions, including distribution agreements with Scanary Ltd. for AI-radar threat detection, Zorronet Ltd. for autonomous security operations centers, and RT LTA Systems Ltd. for aerostat surveillance systems. By integrating STI’s technologies, KeepZone continues to position itself as a one-stop shop for multi-layered, AI-enhanced security ecosystems that address evolving global threats.

Alon Dayan, Chief Executive Officer of KeepZone, commented: “We are thrilled to partner with STI, a proven leader in security technology integration. We believe this Agreement expands our ability to deliver comprehensive, end-to-end solutions to government and enterprise clients in North America. STI’s innovative detection systems align perfectly with our mission to support proactive threat mitigation, enhancing safety in critical areas like borders and public infrastructure. We look forward to driving sales in these key markets and exploring further collaborations.”

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. Following the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement; its belief that the Agreement will expand and enhance KeepZone’s security solutions portfolio; KeepZone’s positioning as an integrator of AI-enabled security technologies; KeepZone’s expectations that the Agreement will support sales efforts with government and enterprise customers in North America; and KeepZone’s belief that the Agreement will advance the Company’s mission of proactive threat mitigation in critical areas such as border security and public infrastructure. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com